UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date December 29, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Acting VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

ANNOUNCEMENT

RESOLUTIONS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

(No. Tel.275/PR000/COP-A0070000/2014)

Resolutions of the Extraordinary  General Meeting of Shareholders

It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, abbreviated as Telkom (the “Company”), that the Resolutions of the Extraordinary  General Meeting of Shareholders (the “EGMS” or “Meeting”) of the Company held on December 19, 2014 in Jakarta with the sole agenda, namely Changes of the Compositions of Board, approved and decided the following matters:

The Meeting with the majority vote 71,865 % of the total votes issued in the Meeting resolved to approve:

1.      Ratification of honorably dismissal of mister ARIF YAHYA as President Director of the Company as of October 27, 2014 with appreciation for contribution of efforts and thoughts during in his term as President Director.

2.       Honorably dismissal of:

a.     Mister RIRIEK ADRIANSYAH as Director;

b.     Mister RIZKAN CHANDRA as Director;

c.     Mister SUKARDI SILALAHI as Director

d.     Mister PRIYANTONO RUDITO as Director;

e.      Mister JUSMAN SYAFII DJAMAL as President Commissioner

effective as of the close of the Meeting with appreciation for contribution of efforts and thoughts has been granted during respective term of office.

3.       a .  To appoint:

                          i.    Mister ALEX J SINAGA as President Director;

                         ii.    Mister HERI SUNARYADI as Director;

                        iii.    Mister ABDUS SOMAD ARIEF as Director;

                       iv.    Mister HERDY ROSADI HARMAN as Director;

                        v.    Mister DIAN RACHMAWAN as Director;

                       vi.    Mistress HENDRI SAPARINI as President Commissioner;

                      vii.    Mister DOLFIE OTHNIEL FREDRIC PALIT as Commissioner

with term of office  said President Director, Director, President Commissioner and Commissioner effective as of the close the Meeting up to the 5th Annual GMS as of their appointment without prejudice to the right of the GMS to dismiss at any time.

b.    To change position of Mister  PARIKESIT SUPRAPTO formerly as Commissioner to become Independent Commissioner for the remaining term of office.

Therefore the complete composition of members of the Board of Directors and the Board of Commissioners of the Company as of the close of the Meeting are as follows:

BOARD  OF DIRECTORS:

Mister ALEX J SINAGA as President Director;

Mister INDRA UTOYO as Director;

Mister MUHAMMAD AWALUDDIN as Director;

Mister HONESTI BASYIR as Director;

Mister HERI SUNARYADI as Director;

Mister ABDUS SOMAD ARIEF as Director;

Mister HERDY ROSADI HARMAN as Director;

Mister DIAN RACHMAWAN as Director.

BOARD OF COMMISSIONERS:

Mrs. HENDRI SAPARINI as President Commissioner;

Mister IMAM APRIYANTO PUTRO as Commissioner;

Mister HADIYANTO as Commissioner;

Mister PARIKESIT SUPRAPTO as Independent Commissioner;

Mister DOLFIE OTHNIEL FREDRIC PALIT as Commissioner;

Mister JOHNNY SWANDI SJAM as Independent Commissioner;

Mister VIRANO G NASUTION as Independent Commissioner;

with term of office:

THE BOARD OF DIRECTORS:

-        said Mister INDRA UTOYO; Mister MUHAMMAD AWALUDDIN; Mister HONESTI BASYIR up to the close Annual GMS of the Company to be held in the year of 2017;

-        said Mister ALEX J SINAGA; Mister HERI SUNARYADI; Mister ABDUS SOMAD ARIEF; Mister HERDY ROSADI HARMAN; Mister DIAN RACHMAWAN up to the close Annual GMS of the Company to be held in the year of 2019.

THE BOARD OF COMMISSIONERS:

-        said Mister JOHNNY SWANDI SJAM up to the close Annual GMS of the Company to be held in the year of 2015;

-        said Mister HADIYANTO; Mister PARIKESIT SUPRAPTO; Mister VIRANO G NASUTION up to the close Annual GMS of the Company to be held in the year of 2017;

-        said Mister IMAM APRIYANTO PUTRO; Mrs HENDRI SAPARINI; Mister DOLFIE OTHNIEL FREDRIC PALIT up to the close Annual GMS of the Company to be held in the year of 2019.

To authorize to the Board of Directors with the right of substitution to restate the resolutions of the Meeting into Notarial deed and further to inform the Change of Compositions of the Boards to Minister of Law and Human Right of Republic of Indonesia and to register in the Company Registry and to perform other actions as required under the prevailing regulations.

Bandung, December 29, 2014

PT Telekomunikasi Indonesia Tbk

Board of Directors